

ALLGREEN PROPERTIES LIMITED



06013472

File No. 82-4959

Date: 26 APR 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 117,000 ordinary shares in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 24 April 2006.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the above shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,054,437,000 ordinary shares.

By Order of the Board
Ms Isoo Tan
Company Secretary
27 April 2006



ALLGREEN PROPERTIES LIMITED

RECEIVED

2006 MAY 17 A 10:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-4959

Date: 28 APR 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS



ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM")

The Board of Directors of Allgreen Properties Limited ("the Company") is pleased to announce that at the 20th AGM and EGM of the Company held on 28 April 2006, all resolutions relating to the matters set out in the Notice of AGM and EGM both dated 6 April 2006 were duly passed.

By Order of the Board
Ms Isoo Tan
Company Secretary
28 April 2006